Dome Audio Inc.
Balance Sheets
(Unaudited)

	December 31, 2019	December 31, 2018
ASSETS		
Cash and cash equivalents	$ 10,651	$ 5,499
Inventory	36	-
Total current assets	10,687	5,499
Property and equipment, net	5,609	7,528
Total assets	$ 16,296	$ 13,027
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Accrued interest payable	7,864	7,864
Notes payable	$ 306,135	$ 153,200
Total current liabilities	313,999	161,064
Commitments and contingencies	-	-
Members' Equity	-	(148,037)
Common stock, par value $0.0001; 52,762,500 shares authorized, 50,000,000 issued and outstanding	5,000	-
Paid-in-capital	11,032	-
Accumulated deficit	(313,735)	-
Total shareholders' deficit	(297,703)	-
Total liabilities and shareholders' deficit	$ 16,296	$ 13,027